Hogan Lovells US LLP Columbia Square 555 Thirteenth Street, NW Washington, DC 20004 T +1 202 637 5600 F +1 202 637 5910 www.hoganlovells.com

May 21, 2013

VIA EDGAR AND COURIER

Mr. Mark S. Webb

Legal Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Sussex Bancorp

Form S-1

Filed April 5, 2013

File No. 333-187759

Dear Mr. Webb:

On behalf of Sussex Bancorp (the “Company”), this letter responds to the Staff’s comment letter dated May 3, 2013 (the “Comment Letter”), with respect to the above-referenced filing. For ease of reference, each of the Staff’s comments is set forth in italic type immediately before the corresponding response submitted on behalf of the Company, and the numbering below corresponds to the numbering in the Comment Letter.

Form S-1

Incorporation By Reference, page ii

1.	Please update the list of documents incorporated by reference.

The Company respectfully acknowledges the Staff’s comment and will update the list of documents incorporated by reference in the next pre-effective amendment to the Form S-1.

The Standby Offering, page 34

2.	Please identify the Standby Purchasers.

The Company respectfully acknowledges the Staff’s comment and will identify the Standby Purchasers in a pre-effective amendment to the Form S-1. As discussed with the Staff, the Company will include in its pre-effective amendment to the Form S-1 a table in the section entitled “The Standby Offering,” which will be populated subsequent to the pricing of the transaction.

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jakarta Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Securities and Exchange Commission	- 2 -	May 21, 2013

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In connection with responding to the Staff’s comments, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (202) 637-5457 or Richard A. Schaberg at (202) 637-5671. We thank you in advance for your attention to the above.

Sincerely,

/s/ Jaime L. Chase

Jaime L. Chase

cc:	Anthony Labozzetta, Sussex Bancorp

Steven M. Fusco, Sussex Bancorp

Richard A Schaberg, Hogan Lovells US LLP